Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(in thousands)
(unaudited)
	Year Ended June 30
	2008		2007		2006		2005		2004
Fixed charges:
Interest expense on indebtedness	$32,469		$37,853		$42,381		$43,586		$45,324
Amortization of debt issuance costs	1,088		1,300		1,487		1,556		1,960
Capitalized interest	631		269		1,866		418		67
Interest expense on portion of rent expense representative of interest	902		760		1,159		1,329		1,561
Total fixed charges	$35,090		$40,182		$46,893		$46,889		$48,912

Earnings:
Net income (loss) before provision for income taxes	$67,305		$43,838		$684		$19,714		$(70,107)
Fixed charges per above less capitalized interest	34,459		39,913		45,027		46,471		48,845
Amortization of capitalized interest	827		809		685		657		652

Total earnings	$102,591		$84,560		$46,396		$66,842		$(20,610)

Ratio of earnings to fixed charges*	2.9	x	2.1	x	0.0	x	1.4	x

Coverage deficiency					$(497)				$(69,522)

*Earnings were inadequate to cover fixed charges during fiscal years 2006 and 2004.